UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                               Blue Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   095602 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Alexandre Caugant
                             c/o Blue Holdings, Inc.
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 22, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  (Page 1 of 5)

-------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  095602 108                                                            PAGE  2  OF  4  PAGES
           ----------                                                                -----   ----

------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ALEXANDRE CAUGANT
------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
3              SEC USE ONLY

------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

               OO
------------------------------------------------------------------------------------------------------
5              CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
               [ ]
------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               FRANCE
------------------------------------------------------------------------------------------------------
  NUMBER OF    7       SOLE VOTING POWER
                       1,064,741
   SHARES      ---------------------------------------------------------------------------------------
               8       SHARED VOTING POWER
BENEFICIALLY
               ---------------------------------------------------------------------------------------
OWNED BY EACH  9       SOLE DISPOSITIVE POWER
                       1,064,741
  REPORTING    ---------------------------------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER
PERSON WITH
------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,064,741
------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.1% (1)
------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               IN
------------------------------------------------------------------------------------------------------

(1) Based on a total of 26,057,200 shares of the Issuer's common stock issued and outstanding as of July 31, 2006.

     This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the
Schedule 13D filed with the Securities and Exchange Commission on May 3, 2005, as amended by the Schedule 13D/A No. 1 filed with the Securities and Exchange Commission on October 28, 2005 and the Schedule 13D/A No. 2 filed with the Securities and Exchange Commission on November 18, 2005 ("Schedule 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of Schedule 13D is supplemented and amended by the information below.

     In reliance upon and pursuant to the Company's Post-Effective Amendment No. 3 to the Company's Registration Statement on Form SB-2 on Form S-3 (File No. 333-128288) declared effective on May 19, 2006, covering the resale of the shares of Common Stock held by the Reporting Person, in May 2006, the Reporting Person sold an aggregate of 300,000 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of Schedule 13D is supplemented and amended by the information below.

     Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

     As of July 31, 2006, the Reporting Person beneficially owned 1,064,741 shares of Common Stock (the "Shares"). Since 26,057,200 shares of Common Stock were outstanding as of July 31, 2006, the Shares constitute approximately 4.1% of the shares of Common Stock issued and outstanding.

     The Reporting Person has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

     Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

     On May 22, 2006, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.

                                    SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 7, 2006              /s/ Alexandre Caugant
                                   -------------------------
                                        Alexandre Caugant


                                       4